MINTZ LEVIN Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 8, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re: Fortress America Acquisition Corporation II (now known as
“Secure America Acquisition Corporation”)
Registration Statement on Form S-1
Filed on June 25, 2007
File No. 333-144028

Ladies and Gentlemen:

On behalf of Secure America Acquisition Corporation (formerly known as “Fortress America Acquisition Corporation II”) (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on June 25, 2007. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Cathey Baker of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated July 27, 2007, from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.
Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comments.

Response: Based on our conversation with representatives of the American Stock Exchange (“AMEX”) and a review of the applicable listing standards, we believe the Company will satisfy the requirements for original listing of securities under Initial Listing Standard 3, as set forth in Section 101(c) of the AMEX Company Guide. A brief discussion of these requirements follows (section references are to the AMEX Company Guide):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
New York | Washington | Boston | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

(i) Stockholders' equity of at least $4 million (Section 101(c)(1)). As set forth in the section entitled “Capitalization” in the Registration Statement, upon completion of the Company’s initial public offering (the “Offering”) and the application of the estimated net proceeds therefrom, the Company’s stockholders' equity will be approximately $53 million.

(ii) Market capitalization of at least $50 million (Section 101(c)(2)). Based on the proposed Offering of 10,000,000 units at $8.00 per unit, we expect that the Company’s market capitalization upon completion of the Offering will be in excess of $50 million.

(iii) Aggregate market value of publicly held shares of at least $15 million (Section 101(c)(3)). The estimated Offering size of the securities to be sold to the public is $80 million.

(iv) Minimum public distribution requirements (Section 102(a)). The AMEX listing requirements specify a minimum public distribution of 500,000 shares, together with a minimum of 800 public shareholders or a minimum public distribution of 1,000,000 shares, together with a minimum of 400 public shareholders. In calculating the public distribution, holdings of officers, directors, controlling stockholders and other concentrated, affiliated or family holdings of the Company are excluded. Based on conversations with the underwriter with respect to the proposed Offering, we expect that the Company will have at least 400 public stockholders upon completion of the Offering.

(v) Minimum stock price (Section 102(b)). Companies listing under Standard 3 must have a market price of at least $2.00 per share. We expect the market price of the Company’s common stock to exceed $2.00 per share upon completion of the Offering.

2.	Prior to effectiveness, please have an AMEX representative call the staff, or provide a copy of the AMEX letter, to confirm that your securities have been approved for listing.

Response: We note the Commission’s comment and, prior to effectiveness, we will either have an AMEX representative call the Commission or provide a copy of the AMEX letter to the Commission to confirm that the Company’s securities have been approved for listing.

3.
Prior to effectiveness also, please provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

Response: We note the Commission’s comment and, prior to effectiveness, we will either provide the Commission with a copy of the letter from the Financial Industry Regulatory Authority (“FINRA”) or have a representative of FINRA call the Commission to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this Offering.

4.
We note your disclosure on page 90 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $80 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. Please discuss whether the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company’s industry and management, and/or other factors.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Response: The Company and the underwriters have agreed to value the Offering at $80,000,000 based on the underwriters' evaluation of overall market conditions for SPAC offerings with a similar structure, in general, as well as the principals’ knowledge of the homeland security industry, in particular. In light of the foregoing factors, the Company and the underwriters determined that $80 million was an amount that would be successfully received given market conditions. It is possible that if market conditions changed, the offering size could increase or decrease accordingly.

Please note that, as the disclosure in the Registration Statement states, the Company has not, nor has anyone on its behalf, contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to a potential acquisition. Although the Company's management believes that they will be able to consummate a business combination, management and the Company cannot be certain that it will be able to locate or enter into a business combination with a target business on favorable terms or at all. We have revised the disclosures on pages 4 and 55 of the Registration Statement to this effect.

5.
Please describe in one place in the prospectus the direct and indirect ownership of the company. Please describe the membership interests of Fortress America Acquisition Holdings, LLC, including the names of the persons that hold such interests and their percent of ownership.

Response: Please see the additional disclosure included in footnote 2 to the beneficial ownership table on page 74 of the Registration Statement that sets forth the complete ownership structure of Fortress America Acquisition Holdings, LLC, which is now known as “Secure America Acquisition Holdings, LLC” (“SAAH, LLC”).

6.
We note the company’s right of first refusal with respect to certain business opportunities. Specifically, the company “…ha[s] been granted a right of first refusal with respect to any target business that is presented to [its] officers and Fortress America Acquisition Holdings, LLC, that has an enterprise value greater than 70% of [the company’s] net assets (except for companies that design, build and maintain mission-critical facilities)….” See, e.g., page 27 and similar disclosure on page 70. In this regard, please address the following points.

•	State the meaning of “enterprise value” and explain the selection of 70% of the company’s net assets as the threshold amount;

•	Discuss how “enterprise value” would be determined;

•
Explain how the requirement of an enterprise value greater than 70% of the company’s net assets meshes with the company’s right of first refusal. For example, please explain in greater detail the effect that the right of first review could have on the size of a target company;

•	State the meaning of “mission-critical facilities” and explain why companies that design, build and maintain such facilities are excluded from the agreement

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

•	Include the agreement as a material contract and as an exhibit to the registration statement; and

•	Discuss in greater detail the business of Fortress America Acquisition Holdings, LLC.

Response: The Company has eliminated the right of first refusal with respect to target businesses having an enterprise value of greater than 70% of its net assets. Accordingly, we have deleted all references to the 70% right of first refusal from the Registration Statement. A general right of first refusal, subject to pre-existing fiduciary duties, remains in place as discussed on page 72 of the Registration Statement.

Messrs. McMillen, Weiss and Hutchinson are the Vice Chairman, Chairman and director, respectively, of, and have pre-existing fiduciary duties to, Fortress International Group, Inc. (formerly a blank check company known as “Fortress America Acquisition Corporation”), which specializes in the design, construction and maintenance of mission-critical facilities. “Mission-critical facilities” are those facilities that shelter and support an organization’s people, equipment and data to a level that far exceeds standards for normal facilities. Mission-critical facilities generally serve or house an essential business or government function that must operate absolutely reliably around the clock, 365 days per year, under any circumstances. The Company has excluded businesses that design, build or maintain “mission-critical facilities” from the scope of target businesses it will consider for its proposed business combination. We have revised the disclosures to this effect on pages 1, 40, 45, and 49 of the Registration Statement.

SAAH, LLC serves solely as a holding company with respect to the Company’s securities and has no operations. We have added this disclosure in footnote 2 to the beneficial ownership table on page 74 of the Registration Statement.

7.
We note the significant experience and involvement of various officers/directors of the company in business activities involving security and information technology. Please provide for each individual a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities Also discuss any entities in which the special advisors would have fiduciary duties to present business opportunities to prior to the company.

Response: The following members of the Company’s management have the following pre-existing fiduciary obligations (in order of descending priority) that may cause each such individual to have conflicts of interest in determining to which entity a specific business opportunity should be presented:

•
C. Thomas McMillen (Fortress International Group, Inc. - Vice Chairman; Homeland Security Capital Corporation - President, Chief Executive Officer and Chairman; Washington Capital Advisors, LLC - Founder, Chief Executive Officer and Chairman; Nexus Technologies Group, Inc. - Director; Security Holding Corp. - Director; and Polimatrix, Inc. - Director);

•	Harvey L. Weiss (Fortress International Group, Inc. - Chairman; Forterra Systems, Inc. - Director; Vision Technologies, Inc. - Director);

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

•	Asa Hutchinson (Hutchinson Group LLC - Chief Executive Officer; Fortress International Group, Inc. - Director; SAFLINK Corporation - Director; Hutchinson Security Strategies - Principal);

•	Phillip McNeill (SPP Mezzanine Partners II, LLC - Managing Director and Chief Investment Officer; Homeland Security Capital Corporation - Director); and

•	S. Kent Rockwell (Argon ST, Inc. - Vice Chairman, Vice President, Corporate Development and Director; Rockwell Venture Capital, Inc. - Chairman and President).

To the extent that any such individual identifies a business opportunity that may be suitable for such other entities, he will be required to honor his pre-existing fiduciary obligations to such other entities. Accordingly, he may not present opportunities to the Company that otherwise may be attractive to such entities unless and until such entities have declined to accept such opportunities.

Mark Frantz and Brian Griffin do not owe the Company any fiduciary duty in their capacity as special advisors to the Company.

Additionally, the Company’s officers and directors may become principals of a future blank check company formed to acquire one or more operating businesses, although they have no current intention to do so.

Additional disclosure with respect to such potential conflicts of interest has been provided on pages 72 and 73 of the Registration Statement.

8.
In addition, because Messrs. McMillen, Weiss and, possibly, Mr. Hutchinson, may consider the same businesses on behalf of the company and Fortress America International Group, Inc., it appears appropriate to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are required. We may have further comment.

Response: As of the date hereof, none of our officers and directors, in their fiduciary capacities with Fortress International Group, Inc., has, directly or indirectly, contacted any potential target business or had any discussions, formal or otherwise, with respect to any potential target business of Fortress International Group, Inc. that the Company believes would be suitable for its initial business combination. There are no additional criteria established with respect to the Company’s search for a target business or its initial business combination, other than what is already disclosed in the Registration Statement. The Company will update this disclosure in the Registration Statement in the event that this disclosure is no longer accurate prior to effectiveness of the Registration Statement. Please also note that the board of directors of the Company has determined that it will not consider any of the target businesses that were considered by Fortress International Group, Inc. prior to its initial business combination. Please see the additional disclosure provided to this effect on pages 3, 52 and 69 of the Registration Statement.

9.
We also note the disclosure on page 51 that the company may select a target company that is affiliated with is officers, directors, special advisors or stockholders, and, if so, would obtain a fairness opinion. The prospectus states that currently, there are no affiliated entities that the company would consider as a target company. Please add this disclosure elsewhere, as appropriate. Also discuss the circumstances that would lead to consideration of an affiliated entity as a potential target company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Response: We have added the disclosure that, currently, there are no affiliated entities that the Company believes it would consider as a target business. In addition to obtaining a fairness opinion, the Company would consider affiliated target businesses only after exploring transactions with respect to unaffiliated target businesses, and only in the event that the Company’s board of directors determines that it would be in the best interests of its public stockholders. We have accordingly revised the disclosures to this effect on pages 4, 53 and 70 of the Registration Statement.

10.
We note that the company is the second blank check company formed by Messrs. McMillen and Weiss and the second blank check company in which Mr. Maurer and Mr. Hutchinson have participated. Messrs. McMillen, Weiss and Hutchinson currently serve as directors of Fortress International Group. See pages 64-64; but see page 68 ("With the exception of Messrs. McMillen, Weiss and Hutchinson, none of our other officers or directors has been an officer, director, advisor or principal of a blank check company"). The prospectus states that none of the executive officers or directors or special advisors has or will receive any cash compensation for services rendered prior to, or in connection with, a business combination, see page 68, and none is required to commit his full time to the company's affairs, see page 70. It therefore appears that these individuals may become affiliated in the future with entities, including blank check companies, that engage in activities similar to those in which the company seeks to engage. Please state whether any of these individuals currently contemplates the organization of, or participation in, another/other blank check company(ies). Add this information to the prospectus in appropriate places.

Response: The Company’s officers and directors may become principals of a future blank check company formed to acquire one or more operating businesses. Although they have no current intention to do so, this may change in the future. If their intentions change prior to the effectiveness of the Registration Statement, we will update the Registration Statement accordingly. Furthermore, to the extent that any operating business in the homeland security industry becomes a potential target business of any such future blank check company, the respective officers and directors of the Company will be required to present such opportunity to the Company prior to presenting it to any such future blank check company. Accordingly, the Company believes, but cannot guarantee, that potential conflicts of interest in relation to any such future blank check company will be resolved in its favor. Please see the additional disclosure provided to this effect on page 72 of the Registration Statement.

11.
The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning up to, but less than, 30% of the shares of common stock sold in the offering exercise their conversion rights. We note that risk factors twenty-five and twenty-six on page 30 address this condition. Please provide clear disclosure throughout the prospectus that the 30% requirements is different from that of a traditional SPAC and that it will make it easier to obtain stockholder approval of an initial business combination.

Response: We have revised the disclosures on pages 13 and 57 of the Registration Statement to reflect that, although a 20% conversion threshold has been more typical in offerings of this type, the Company has increased the conversion threshold to reduce the risk of a small group of shareholders exercising undue influence on the approval process, but that the 30% threshold does also entail certain risks, including making it easier for the Company to obtain stockholder approval of an initial business combination and possibly impeding its ability to consummate the most desirable business combination or optimize its capital structure. We have also included cross-references to the risk factors mentioned in the Commission’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

12.
We note that the company may consider a target company outside the United States, See, e.g., pages 3 and 49. Please add this disclosure/expand upon it elsewhere in the prospectus, as appropriate. Add a risk factor(s).

Response: We have clarified the disclosures on the cover page and pages 1, 40, 45 and F-6 of the Registration Statement to state that the Company will seek to consummate a business combination with one or more “domestic or international” operating businesses. We have also added risk factors on pages 30 and 31 of the Registration Statement to address this possibility, which risk factors are entitled as follows:

•
“If we acquire a target business with operations outside of the United States, economic, political, social and other factors of the country where the target business operates may adversely affect our ability to achieve our business objectives.”

•
“One or more countries where the target business operates may have corporate disclosure, governance and regulatory requirements that are different from those in the United States, which may make it more difficult or complex to consummate a business combination.”

•	“Foreign currency fluctuations could adversely affect our business and financial results.”

•	“Exchange controls that exist in certain countries may limit our ability to utilize our cash flow effectively following a business combination.”

•
“Because any target business with which we attempt to complete a business combination may be required to provide our stockholders with financial statements prepared in accordance with, or which can be reconciled to, United States generally accepted accounting principles, prospective target businesses may be limited.”

•
“If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.”

Escrow of existing stockholders' initial shares and founder warrants, page 17

13.
We note the disclosure on page 18 regarding the limitation upon transferring membership interests in Fortress America Acquisition Holdings, LLC (FAA Holdings). Please discuss whether these limitations are also applicable to the entities that control FAA Holdings, such as Fortress America Holdings, LLC, and Homeland Security Capital Corporation. If not, for each entity which is an interest holder in FAA Holdings, please describe its business and the number of owners or interest holders.

Response: Fortress America Holdings, LLC (now known as “Secure America Holdings, LLC”), is the managing member of SAAH, LLC, was created for the sole purpose of managing SAAH, LLC and holds sole voting and investment power with respect to SAAH, LLC's investment in the Company.  The operating agreement of SAAH, LLC imposes certain transfer restrictions on the membership interests of SAAH, LLC until the Company completes its initial business combination. SAAH, LLC (by way of its insider letter filed as Exhibit 10.9 to the Registration Statement) has agreed with the Company not to amend its operating agreement with respect to these transfer restrictions until the Company completes its initial business combination. Secure America Holdings, LLC and its members have agreed with the Company (by way of a side letter filed as Exhibit 10.22 to the Registration Statement) that the membership interests of Secure America Holdings, LLC shall be subject to substantially similar transfer restrictions as the membership interests of SAAH, LLC until the Company completes its initial business combination. We have revised the disclosure on page 17 of the Registration Statement accordingly. While Homeland Security Capital Corporation, a public company, owns 10.59% of the membership interests of SAAH, LLC, it has no voting power with respect to SAAH, LLC. All other holders of membership interests of SAAH, LLC are individuals.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Risk Factors, page 21

14.
Please revise the risk factor on page 23 under the subheading "Because there are numerous companies...," to include comparison figures for blank check companies with a focus on the homeland security industry.

Response: We have revised the subject risk factor to include comparison figures for blank check companies with a focus on the homeland security industry. Please see page 22 of the Registration Statement.

15.
The fourteenth risk factor on page 26 states that "...it is likely that our current officers and directors will resign upon the consummation of a business combination" and that the company "...expect[s] several of our management and other key personnel, particularly our Co-Chief Executive Officers" to remain associated with the combined company; also see the disclosure on page 54 that "certain of our current officers and directors may remain associated in senior management or advisory oppositions..." Please identify the other individuals in management or advisory positions who may remain associated with the combined company. Also clarify how these persons may remain "associated" with the company.

Response: We have revised the disclosures on pages 25 and 55 to clarify that it is currently expected that only our Co-Chief Executive Officers may remain associated with the Company following the initial business combination in senior management or advisory positions, such as a member of the board of directors or a consultant.

16.
We note on page 28 that, whereas the caption of the twentieth risk factor states that all of the company's officers and directors are affiliated with FAA Holdings, the discussion states that all of the officers and "certain" of the directors are affiliated with that company. Please address the inconsistency.

Response: We have revised the subject risk factor caption on page 27 to address the noted inconsistency.

Use of Proceeds, page 39

17.	Please explain why there are two separate line items in the table for due diligence.

Response: The line item entitled “Due diligence on prospective target businesses” relates to fees and expenses incurred in conducting due diligence on prospective target businesses by the Company’s officers, directors and existing stockholders, while the line item entitled “Legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination and the preparation and filing of the related proxy statement” refers to due diligence expenses incurred by third parties with respect to a target business with which the Company will (or intends to) enter into a business combination. We have revised such line items to clarify this distinction. Please see page 39 of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Dilution, page 44

18.
We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Response: We have revised the disclosure on page 44 of the Registration Statement to clarify that investors’ actual dilution may be higher as a result of the exercise of the Company’s warrants, particularly if a cashless exercise is utilized with respect to the founder warrants.

Summary of Fortress America Acquisition Corporation's Acquisition of VTC, L.L.C., and Vortech, LLC., page 50

19.	We believe that some further disclosure concerning Fortress international Group is appropriate. Accordingly, please

•	Summarize the key terms of the merger agreement, including details regarding contingent payments;

•	State the percentage of shares voted in favor of the business combination, excluding management shares.

•	State the percentage of shares voted in favor of the business combination, excluding management shares.

•	Discuss whether any finder's fees were paid in connection with the business combination, and if so, disclose to whom such fees were paid and the amount; and

•	If there was any affiliation between the target companies and any of the officers, directors, special advisors or existing shareholders of Fortress America, please explain

Response: On January 19, 2007, Fortress America Acquisition Corporation (“FAAC”) acquired all of the outstanding membership interests of each of VTC, L.L.C., doing business as ‘‘Total Site Solutions,’’ and Vortech, LLC, collectively referred to as “TSS/Vortech”, pursuant to a Second Amended and Restated Membership Interest Purchase Agreement dated July 31, 2006, as amended by an Amendment to the Second Amended and Restated Membership Interest Purchase Agreement dated January 16, 2007. The closing consideration consisted of (a) $11.0 million in cash, (b) the assumption of $154,599 of debt of TSS/Vortech, (c) 3,205,128 shares of the common stock of FAAC, of which 2,534,988 shares were issued to the selling members, 67,825 shares were issued to Evergreen Capital LLC as partial payment of certain outstanding consulting fees and 574,000 shares were designated for issuance to employees of TSS/Vortech, and (d) $10.0 million in two convertible, interest-bearing promissory notes of $5.0 million each. As described in the definitive proxy statement (Securities and Exchange Commission File No. 000-51426) dated December 27, 2006 (the “Definitive Proxy Statement”), all of the 2,534,988 shares issued to the selling members were deposited in certain escrow accounts. In addition, as described in the Definitive Proxy Statement, FAAC entered into employment agreements with each of the selling members. Approximately 74.81% of the stockholders of FAAC (excluding shares held by management) voted in favor of the acquisition of TSS/Vortech and conversion rights were exercised by holders of 9.7% of the common stock of FAAC. No finder’s fees were paid in connection with the business combination. However, in addition to the shares received by Evergreen Capital LLC as described above, Evergreen Capital also received $400,000 upon closing of the acquisition for consulting services and Business Valuation Center, Inc. received $89,708 for financial advisor services in connection with the acquisition. There was no affiliation between TSS/Vortech and any of the officers, directors, special advisors or existing stockholders of FAAC. Please see the additional disclosure provided on pages 51 and 68 of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Sources of Target Business, page 51

20.
We note that the company may use third-party finders and pay a finder's fee to locate potential businesses. Please disclose when and why the company would use a finder, in view of the expertise and experience of management in the security and information technology industries.

Response: The Company does not intend to have any full-time employees, and its officers and directors are not required to commit their full time to the Company’s affairs. All of the Company’s executive officers are engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to the Company’s affairs. If the Company’s executive officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the Company’s affairs, in which case the Company may determine to employ third-party finders and pay a finder’s fee to locate target businesses. Moreover, although members of the Company’s management are experienced in the security and information technology industries, they may not become aware of all potential target businesses in the industry once the Offering is effective. In light of the above, it may be reasonable for the Company to employ third-party finders and pay a finder’s fee to locate target businesses. Please see the disclosure we have added to this effect on page 53 of the Registration Statement.

21.	Please discuss whether the company would consider entering into a business combination with any target companies previously considered by Fortress America Acquisition Corporation.

Response: The Company will not consider entering into a business combination with any target businesses previously considered by Fortress America Acquisition Corporation (now known as Fortress International Group, Inc.) because the Company does not believe such businesses would satisfy the criteria disclosed in the Registration Statement on pages 53 and 54 that the Company intends to use in searching for target businesses. We have added disclosure to this effect on pages 3, 52 and 69 of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Limited Ability to Evaluate the Target business' Management, page 54

22.
Please clarify the meaning of the statement that, "While certain of our current officers and directors may remain associated in senior management or advisory positions... [with the combined company], they may not devote their full time and efforts to our affairs..."

Response: We have revised the disclosure on pages 25 and 55 to clarify that it is currently expected that only our Co-Chief Executive Officers may remain associated with the Company following the initial business combination in senior management or advisory positions, such as a member of the board of directors or a consultant, in which case, such individuals would not devote their full time and efforts to the affairs of the Company.

Management, page 64

23.
Please explain what is meant by various acronyms and specialized terms in this section such as the following: "SAIC subsidiary," "massively parallel processing company," "simulation company," and "SBIC investment division."

Response:  We have revised the disclosures on pages 66 and 67 of the Registration Statement to clarify that “SAIC” is an acronym for Science Applications International Corporation; “massively parallel processing” refers to the computing architecture used by the “supercomputer” product developed by Thinking Machines Corporation (the parallel architecture that allowed the computer to process huge amounts of data at very high speeds); “simulation company” refers to the products of Forterra Systems, Inc. (this product creates virtual environment simulations); and “SBIC” is an acronym for “small business investment companies,” as designated by the Small Business Association.

Financial Statements

General

24.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Response: We note the Commission’s comment and have provided a currently dated consent and ensured that the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities

25.
Please disclose whether Fortress America Acquisition Holdings, LLC is an accredited investor. See Rule 501 of Regulation D. Please disclose if the entity was formed for the purpose of investing in Highlands Acquisition Corp. If yes, please disclose the number of investors in the entity and describe whether the investors are accredited under Rule 501.

Response: SAAH, LLC is an accredited investor and was formed for the purpose of investing in the Company. There are nine investors in SAAH, LLC, each of whom is an accredited investor as defined under Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended. Please see the additional disclosure provided under Item15, “Recent Sales of Unregistered Securities,” of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 8, 2007

Exhibits

26.	Please file the remaining exhibits with the next amendment.

Response: The Company has filed all exhibits with the Amendment except for the following, which will be filed with the next amendment to the Registration Statement:

•	Underwriting Agreement;
•	Investment Management Trust Agreement; and
•	Opinion of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.
Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:
Securities and Exchange Commission (John Reynolds, Esq., Assistant Director,
Office of Emerging Growth Companies)
Secure America Acquisition Corporation (Messrs. C. Thomas McMillen and Harvey L. Weiss)
Bingham McCutchen LLP (Glen R. Openshaw, Esq.)